Principal Funds, Inc. 711 High Street Des Moines, IA 50392 515 247 5111 tel

December 9, 2020

Mr. Kamal Bhatia, President & CEO
Principal Variable Contracts Funds, Inc.
Principal Financial Group
Des Moines, IA 50392-2080

Dear Mr. Bhatia:

Principal Financial Services, Inc. intends to purchase the following shares (the “Shares”):

Principal Variable Contracts Funds, Inc. -	Purchase Amount	Shares Purchased
Blue Chip Account	$5,000,000	500,000

Each share of the Blue Chip Account has a par value of $.01 and a price of $10.00 per share. In connection with such purchase, Principal Financial Services, Inc. represents and warrants that it will purchase such Shares as an investment and not with a view to resell, distribute or redeem.

PRINCIPAL FINANCIAL SERVICES, INC.

BY	/s/ Clint Woods
Clint Woods
Vice President and Associate General Counsel